[KILPATRICK STOCKTON LLP LETTERHEAD]
November 3, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NW
Washington, DC 20549
Attention: Mr. Michael Pressman

RE:	Reynolds American Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 File Nos. 333-138215 and 01 through 15
Ladies and Gentlemen:
     At the request and on behalf of our clients, Reynolds American Inc. (the “Company”), and the other registrants listed on the Table of Additional Registrants appearing behind the coversheet of the Registration Statement (together with the Company, the “Registrants”), we hereby file on their behalf, via EDGAR, Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 1”). Amendment No. 1 includes revisions made in response to the comment letter of the Staff dated November 1, 2006.
     Set forth below are the Registrants’ responses to the Staff’s comments contained in that letter. As requested, the responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. A copy of this letter, along with three marked-to-show changes courtesy copies of the Registrants’ Amendment No. 1, will be delivered to the Staff by courier.
     Unless the context requires otherwise, references to we, our, or us in this letter, refer to the Registrants.
Conditions to the Exchange offer page 38
1.	In the first paragraph of this section you state that conditions may be asserted “at any time-before the acceptance” of notes. You state in the penultimate paragraph that you may assert conditions to the offers “at any time before the expiration.”

Securities and Exchange Commission
November 3, 2006

Please revise to delete this apparent inconsistency and to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offers.

Response:

The requested revisions have been made in Amendment No. 1.

2.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Response:

The Company hereby confirms that the Company will not rely on this language to tacitly waive a condition of the exchange offer by failing to expressly assert it.
Expiration Date, page 40
3.	We note your statement that a material change would require that there be at least five business days remaining in the offer. Please revise your disclosure to address the ten business days’ requirement for certain material changes as set forth in Rule 14e-1(b).

Response:

The requested revision has been made in Amendment No. 1.

Securities and Exchange Commission
November 3, 2006

Procedures for Tendering RJR Notes, page 41
4.	We note your statements that your interpretation of the conditions of the offer will be final and binding. This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Response:

We have deleted the referenced statements and otherwise revised this disclosure in Amendment No. 1.
Exhibit 5.1
5.	Please refer to the second to last paragraph on page 3. Please delete the phrase “may not be relied upon for any other purpose.” This is an impermissible limitation.

6.	Please also delete the second sentence or you may file an opinion as of the date of effectiveness. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

Response:
     We have provided a new Exhibit 5.1 to reflect the Staff’s comments.
     The Staff is requested to direct any questions regarding this amendment and responses made in this letter to the undersigned at (704) 338-5123 or to my colleague, David M. Eaton, at (404) 815-6051.

Sincerely,
/s/ Elizabeth G. Wren
Elizabeth G. Wren

EGW:br
cc: McDara P. Folan, III